

February 24, 2011

Hal Compton, Jr.
Chief Executive Officer
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

Re: HASCO Medical, Inc.
Form 10-K/A for the Year Ended December 31, 2009
Filed on February 14, 2011
File No. 000-52422

Dear Mr. Compton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009

Management's Discussion and Analysis, page 10

1. Your responses to comments three and four state you lost many customers to competitors as a result of the former SMM CEO's resignation and the discounted cash flow analysis performed for customer relationships indicated impairment existed in fiscal 2008. However, you disclose in the comparative discussion of results of operations on page 17 that the overall decrease in net revenue in 2009 was attributable to non-customer related factors. Please revise to discuss in sufficient detail how the CEO's departure affected your customer base and quantify the loss realized in 2008 and 2009 to the extent practicable. Refer to Item 303(a)(3)(i) of Regulation S-K.

Financial Statements

Statements of Operations, page F-4

2. Note that the impairment of intangible assets is considered an element of operations. Accordingly, please revise to reclassify the impairment such that it is an element of income or loss from operations. Refer to the guidance of FASB ASC 360-10-45-4.

Other Exchange Act Filings

3. Please file an Item 4.02 Form 8-K with respect to the restated financial statements or tell us why you believe it is not required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services